FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 7, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.

75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated August 6, 2003

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: August 7, 2003	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
August 6, 2003

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE QUARTER ENDED JUNE 30, 2003

  29% increase in EBITDA to $73.4m (Q2 02: $56.8m)*
  13% increase in revenue to $143.9m (Q2 02: $127.8m)*
  98% increase in quarterly EBITDA in Africa from Q2 2002*
  38% increase in quarterly EBITDA in Asia from Q2 2002*
  41% reduction in interest expense for the 6 months to June 30, 2003
  EBITDA Margin of 51%*

New York, London and Luxembourg – August 6, 2003 – Millicom International Cellular SA (Nasdaq Stock Market: MICC), the global telecommunications investor, today announces results for the quarter ended June 30, 2003.

Financial summary for the quarters ended June 30, 2003 and 2002

	June 30,	June 30,	Change
	2003	2002
Worldwide subscribers (i) *
– proportional cellular	3,083,955	2,472,960	25%
– gross cellular	4,471,835	3,483,573	28%

US$ ‘000
Revenues*	143,862	127,750	13%

Operating profit before depreciation and amortization, EBITDA(ii)*	73,403	56,763	29%

EBITDA margin*	51%	44%	–

Profit before financing, taxes and other income	103,821	55,566	–

Profit (loss) for the quarter	176,035	(14,038)	–

Basic and diluted earnings (loss) percommon share (US$)	10.81	(0.86)

Weighted average number of shares and diluted potential shares (thousands)	16,284	16,305

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest. Subscriber figures do not include divested operations or the subscribers of Tele2 AB, in which MIC has a 6.0% interest at August 6, 2003.
(ii)	EBITDA; operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of revenues, sales and marketing costs, and general and administrative costs from revenues.
*	Due to local issues in El Salvador, MIC has discontinued consolidating El Salvador on a proportional basis with effect from May 2001. All comparatives in this press release, other than those noted in the appendices, exclude divested operations and El Salvador in respect to subscribers and for financial results, up to and including EBITDA.

Marc Beuls, MIC’s President and Chief Executive Officer stated:

“The second quarter of 2003 has been positive for MIC and I am pleased to report a 29% increase in EBITDA for the quarter from the same period in 2002, the highest increase for over two years. MIC Africa was the best performer in terms of EBITDA, producing growth of 98%, which is a record result representing a turnaround for the region. Group revenues increased by 13% from the second quarter of 2002 and the EBITDA margin rose to 51%, evidencing the benefit of our recent cost cutting exercise and the renewed focus on our core businesses.

Millicom has taken several steps in the first half of 2003 to reduce total net debt on the balance sheet and at June 30, 2003, this figure stood at $875.1 million, a 35% reduction from the same time last year, and interest payments are now 41% lower. These and subsequent initiatives to retire high-yield debt will result in an increase in free cash flow going forward, allowing MIC to grow its mobile businesses faster and deliver increased value to shareholders.”

FINANCIAL AND OPERATING SUMMARY

•	Subscriber growth:

	➢	An annual increase in worldwide gross cellular subscribers of 28% to 4,471,835 as at June 30, 2003

	➢	An annual increase in worldwide proportional cellular subscribers of 25% to 3,083,955 as at June 30, 2003

	➢	In the second quarter of 2003 MIC added 223,121 net new gross cellular subscribers

	➢	An annual increase in proportional prepaid subscribers of 31% to 2,764,099 as at June 30, 2003

•	Financial highlights:

	➢	Revenue for the second quarter of 2003 was $143.9 million, an increase of 13% from the second quarter of 2002

	➢	EBITDA increased by 29% in the second quarter of 2003 to $73.4 million, from $56.8 million for the second quarter of 2002

	➢	The Group EBITDA margin was 51% in the second quarter of 2003 increasing from 44% in the second quarter of 2002

•	Total cellular minutes increased by 32% for the three months ended June 30, 2003 from the same quarter in 2002, with prepaid minutes increasing by 62% in the same period

•	In April 2003 MIC launched GSM services in the Lao People’s Democratic Republic (Laos) under the Tango brand name.

•	On May 5, 2003 MIC announced that approximately $781 million or 85% of the outstanding amount of Millicom’s 13-1/2% Senior Subordinated discount Notes due 2006 or the “Old Notes” had been tendered in Millicom’s private exchange offer and consented to certain amendments to the existing indenture covering the Old Notes.

•	Upon closing of the exchange offer on May 7, 2003, Millicom issued approximately $562 million of Millicom’s 11% Senior Notes due 2006 and approximately $64 million of Millicom’s 2% Senior Convertible PIK (payment in kind) Notes due 2006 in exchange for the $781 million of Old Notes tendered. In addition Millicom also paid to holders of Old Notes, who consented to the amendments of the Old Notes indenture, $50 per $1,000 of Old Notes so consenting (excluding affiliates of Millicom) or approximately $38 million in the aggregate. Millicom’s 2% Senior Convertible PIK Notes due 2006 are convertible into Millicom common stock at a conversion price of $10.75 per share. If the original principal amount of approximately $64 million of the new 2% Senior Convertible Notes were converted into Millicom’s common stock, the 2% Notes would convert into approximately 5.93 million shares of Millicom’s common stock (which, when issued, would constitute approximately 26.7% of the then issued and outstanding common stock).

•	As at June 30, 2003, MIC reports total net debt, after cash and time deposits, of $875.1 million, a reduction of 23% compared with total net debt of $1,141.9 million as at December 31, 2002, and a reduction of 35% compared with total net debt of $1,356.1 million as at June 30, 2002. Of this debt, $49.7 million is in respect of PIK Notes convertible at any time into MIC shares at a price of $10.75.

•	In the second quarter of 2003, MIC sold 1,000,000 B shares in Tele2 AB realizing a gain of $2.0 million.

•	Subsequent events:

➢ On July 18, 2003 MIC launched a mandatory exchangeable bond offering of approximately SEK 2,556 million (US$310 million). The bonds will be convertible into MIC’s total current holding of 8,968,400 Tele2 AB Series B shares. The bonds, which will mature in August 2006, carry a coupon of 5% and the exchange premium has been set at 30% with a reference price of SEK 285.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH*

At June 30, 2003 MIC’s worldwide gross cellular subscriber base increased by 28% to 4,471,835 cellular subscribers, from 3,483,573 as at June 30, 2002. Particularly significant percentage increases were recorded in Cambodia, Vietnam, Ghana, and Senegal.

MIC’s proportional cellular subscriber base increased by 25% to 3,083,955 at June 30, 2003, from 2,472,960 at June 30, 2002.

Within the 3,083,955 proportional cellular subscribers reported at the end of the second quarter 2003, 2,764,099 were pre-paid customers, representing a 31% increase on the 2,110,002 proportional prepaid subscribers recorded at the end of June 2002. Pre-paid subscribers currently represent 90% of gross reported proportional cellular subscribers.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2003*

Total revenues for the three months ended June 30, 2003 were $143.9 million, an increase of 13% from the second quarter of 2002. This increase, following two successive quarters with growth of 11%, reflect the increasing trend of growth in MIC’s operations. MIC recorded revenue growth in Asia of 24% in the second quarter of 2003 compared with the same period in 2002, with Pakcom in Pakistan producing growth of 38%, and revenues for Africa for the second quarter of 2003, increased by 30% to $18.5 million from the same period last year.

Second quarter revenues for Latin America decreased by just over 2% from the second quarter of 2002 as a result of currency devaluations in South America in the second half of 2002, although the Central American market continued to perform strongly with Guatemala producing a revenue increase of 17% from the second quarter of 2002. Against the first quarter of 2003, revenues in Latin America increased by over 2% reflecting increased stabilization in the region.

EBITDA for the three months ended June 30, 2003 was $73.4 million, an increase of 29% from the quarter ended June 30, 2002. EBITDA for Asia increased by 38% from the second quarter of 2002 to $38.2 million, with a particularly strong increase produced by Cambodia, which recorded growth from the second quarter of 2002 of 164%. The strong EBITDA growth in the region as a whole reflects the buoyancy of this market and the impact of stringent cost cutting measures. MIC Africa produced impressive EBITDA growth of 98% from the second quarter of 2002 to $8.3 million, a record for the region. The EBITDA margin in Africa increased from 30% in the second quarter of 2002 to 45% in 2003.

The positive impact of cost cutting in Latin America was reflected in the EBITDA for the region, which increased by 7% from the second quarter of 2002 to $26 million, with margins increasing from 43% to 48%. The main contributors to EBITDA increase were Guatemala and Honduras, which recorded increases of 36% and 16% respectively from the second quarter of 2002. Against the first quarter of 2003, EBITDA in Latin America increased by over 4%.

As a result of the debt exchange in May 2003, MIC recorded a book gain of $97.1 million.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2003*

Total revenues for the first half of 2003 were $282.6 million with revenues for Asia and Africa increasing by 24% and 28% to $131.7 million and $36.5 million respectively, relative to the first half of 2002. Revenues for Latin America for the first half of the year decreased by 4% to $107.9 million, due significantly to currency devaluations and an economic slow-down in South America.

EBITDA for the first half of 2003 was $142.4 million, an increase of 25% over the first half of 2002. Most notably Africa recorded a 67% increase in EBITDA for the six months ended June 30, 2003. The respective increases for Asia and Latin America were 36% and 4%. The EBITDA margin for the six months to June 30, 2003 was 50%, an increase over the 45% recorded for the same period in 2002, with a notable increase from 32% to 42% in Africa.

Total cellular minutes increased by 31% for the first half of 2003 compared with the same period in 2002.

In the first six months of 2003, MIC reduced its interest expense by 41% to $55.7 million from $94.1 million as at June 30, 2002 as a result of debt restructuring and the divestment of certain highly leveraged operations.

In the first half of 2003, the market value of MIC’s holding in Tele2 AB has increased by $99.9 million.

During the second quarter of 2003, MIC cancelled the circular stock that had previously been disclosed as treasury stock in equity.

CORPORATE LIQUIDITY AND DEBT INDICATORS

At June 30, 2003
Cash at the corporate level	$22.1m
Cash upstreamed from operations	$48.1m
Toronto Dominion debt outstanding	$60.2m
13.5%	$136.4m
11%	$562.2m
2%	$49.7m
Subsidiary debt	$155.2m
Total Tele2 shares	8,968,414

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.0% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 18.7 million customers in 22 countries. The Company’s shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+	352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+	44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16:00 Luxembourg time / 10:00 New York time, on Wednesday, August 6, 2003. The dial-in numbers are: +44 (0) 1452 542300 or US: 1866 2201452 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days, commencing shortly after the live call has finished, on +44 (0) 1452 550000, access code: 374238#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended June 30, 2003 and 2002

  Consolidated statements of profit and loss for the six months ended June 30, 2003 and 2002

  Consolidated balance sheets as at June 30, 2003 and December 31, 2002

  Consolidated statements of cashflows for the six months ended June 30, 2003 and 2002

  Consolidated statements of shareholders’ equity as at June 30, 2003 and December 31, 2002

  MIC quarterly analysis by region

     Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended June 30, 2003 and 2002

	Quarter ended	Quarter ended
	June 30, 2003	June 30, 2002

	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	143,862	149,015

Operating expenses

Cost of sales (excluding depreciation and amortization)	(34,125)	(43,280)

Sales and marketing	(18,772)	(19,443)

General and administrative expenses	(17,562)	(21,952)

Corporate and license acquisition costs	(5,116)	(7,465)

Write-down of assets, net	(82)	(1,319)

Depreciation and amortization	(27,885)	(33,414)

Operating profit	40,320	22,142

Gain on exchange and disposal of investments	1,784	34,284

Valuation movement on securities	61,636	0

Profit/ (loss) from associate companies	81	(860)

Profit before financing and taxes	103,821	55,566

Interest expense	(16,818)	(46,482)

Interest income	451	2,612

Gain realized on debt exchange	97,052	0

Charge for financial instruments	0	(3,169)

Exchange gain/ (loss), net	4,355	(12,962)

Profit (loss) before taxes	188,861	(4,435)

Taxes	(8,154)	(7,588)

Profit (loss) after taxes	180,707	(12,023)

Minority interest	(4,672)	(2,015)

Profit (loss) for the quarter	176,035	(14,038)

Basic and diluted earnings (loss) per common share (US$)	10.81	(0.86)

Weighted average number of shares and diluted potential shares in the period (in thousands)	16,284	16,305

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the six months ended June 30, 2003 and 2002

	6 months ended	6 months ended
	June 30, 2003	June 30, 2002

	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	288,581	294,081

Operating expenses

Cost of sales (excluding depreciation and amortization)	(70,671)	(83,488)

Sales and marketing	(36,728)	(39,902)

General and administrative expenses	(36,209)	(42,684)

Corporate and license acquisition costs	(11,115)	(13,263)

Write-down of assets, net	(466)	(1,608)

Depreciation and amortization	(58,388)	(68,535)

Operating profit	75,004	44,601

Gain on exchange and disposal of investments	2,965	26,698

Valuation movement on securities	99,873	0

Profit/ (loss) from associate companies	126	(1,680)

Profit before financing and taxes	177,968	69,619

Interest expense	(55,720)	(94,140)

Interest income	1,580	5,938

Gain realized on debt exchange	97,052	0

Other income	0	15,211

Charge for financial instruments	0	(3,989)

Exchange gain/ (loss) , net	8,109	(16,209)

Profit (loss) before taxes	228,989	(23,570)

Taxes	(18,352)	(13,705)

Profit (loss) after taxes	210,637	(37,275)

Minority interest	(8,376)	(3,103)

Profit (loss) for the period	202,261	(40,378)

Basic and diluted earnings (loss) per common share (US$)	12.42	(2.47)

Weighted average number of shares and diluted potential
shares in the period (in thousands)	16,284	16,341

Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2003 and December 31, 2002

	June 30,	Dec 31,
	2003	2002
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000

Assets

Non-current assets

Intangible assets

Goodwill, net	6,943	10,172

Licenses, net	29,866	84,471

Deferred costs and other non-current assets, net	6,167	4,919

Tangible assets, net	412,503	458,933

Financial assets

Investment in securities	286,307	220,386

Investment in associated company	1,101	1,013

Pledged deposits	20,158	32,921

Deferred taxation	7,044	8,470

Total non-current assets	770,089	821,285

Current assets

Investment in securities	103,682	101,540

Inventories	7,076	6,962

Debtors

Trade debtors, net	105,950	113,221

Amounts due from joint ventures	12,398	14,053

Amounts due from affiliated companies	6,672	6,806

Prepaid and accrued income	18,876	14,148

Other current assets	32,269	38,453

Time deposits	11,750	16,200

Cash and cash equivalents	76,817	70,451

Total current assets	375,490	381,834

Total assets	1,145,579	1,203,119

Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2003 and December 31, 2002

	June 30, 2003	Dec 31, 2002
	(Unaudited) US$ '000	(Audited) US$ '000
Shareholders’ equity and liabilities
Shareholders’ equity
Share capital and premium	238,696	281,989

Treasury stock	(11,228)	(54,521)

2% PIK notes	16,293	0

Legal reserve	4,256	4,256

Retained loss brought forward	(442,862)	(57,719)

Profit (loss) for the period	202,261	(385,143)

Currency translation reserve	(93,986)	(84,121)

Total shareholders’ equity	(86,570)	(295,259)

Minority interest	32,534	23,733

Liabilities

Liabilities due after more than one year

Deferred taxation	26,875	26,874

Corporate 13.5% debt	136,384	912,539

Corporate 11% debt	562,219	0

2% PIK notes	49,738	0

Other debt and financing	132,630	159,370

	907,846	1,098,783

Liabilities due within one year

Other debt and financing	82,685	156,666

Trade creditors	86,485	90,945

Amounts due to shareholders	1,016	4,021

Amounts due to affiliated companies	68	6,487

Accrued interest and other expenses	42,143	42,745

Other current liabilities	79,372	74,998

	291,769	375,862

Total liabilities	1,199,615	1,474,645

Total shareholders’ equity and liabilities	1,145,579	1,203,119

		10

     Millicom International Cellular S.A.
Consolidated statements of cash flows
for the six months ended June 30, 2003 and 2002

	June 30, 2003	June 30, 2002
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Net cash provided by operating activities	73,670	11,480

Cash flow from investing activities	13,192	29,347

Cash flow from financing activities	(80,893)	(52,924)

Cash effect of exchange rate changes	397	(650)

Net decrease in cash and cash equivalents	6,366	(12,747)

Cash and cash equivalents, beginning	70,451	56,276

Cash and cash equivalents, ending	76,817	43,529

     Millicom International Cellular S.A.
Consolidated statements of shareholders’ equity
as at June 30, 2003 and December 31, 2002

	June 30,	December 31,
	2003	2002
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000

Shareholders’ equity at January 1	(295,259)	68,894

Purchase of treasury stock	-	(2,488)

Profit (loss) for the period	202,261	(385,143)

Prolonged decrease in market value of Tele2 AB shares	-	61,325

Movement in currency translation reserve	(9,865)	(37,847)

Issuance of equity instruments	16,293	0

Shareholders’ equity	(86,570)	(295,259)

Millicom International Cellular S.A.
Quarterly analysis by region

	03 Q2	03 Q1	02 Q4	02 Q3	02 Q2
Gross cellular subs

Sanbao Telecom	2,228,165	2,013,922	1,841,537	1,662,352	1,513,642
MIC Latin America	1,798,128	1,814,199	1,755,124	1,665,919	1,597,531
MIC Africa	445,542	420,593	406,250	387,460	372,400

Sub-total	4,471,835	4,248,714	4,002,911	3,715,731	3,483,573
Divested	0	0	249,126	254,370	264,701

Total	4,471,835	4,248,714	4,252,037	3,970,101	3,748,274

Prop cellular subs

Sanbao Telecom	1,393,918	1,260,683	1,158,253	1,055,479	991,877
MIC Latin America	1,393,363	1,422,825	1,359,437	1,294,547	1,255,495
MIC Africa	296,674	279,095	266,497	251,743	225,588

Sub-total	3,083,955	2,962,603	2,784,187	2,601,769	2,472,960
Divested	0	0	237,686	221,455	223,417

Total	3,083,955	2,962,603	3,021,873	2,823,224	2,696,377

Revenue (US$ ’000)

Sanbao Telecom	67,456	64,264	59,996	56,730	54,389
MIC Latin America	54,581	53,272	57,821	56,789	55,864
MIC Africa	18,474	17,992	16,892	16,614	14,183
Other	3,351	3,175	2,606	2,690	3,314

Sub-total	143,862	138,703	137,315	132,823	127,750
Divested	0	6,016	17,964	23,003	21,265

Total	143,862	144,719	155,279	155,826	149,015

EBITDA (US$ ’000)

Sanbao Telecom	38,214	36,394	37,060	31,922	27,604
MIC Latin America	25,985	24,942	26,552	25,327	24,263
MIC Africa	8,317	6,955	1,237	4,304	4,211
Other	887	670	699	98	685

Sub-total	73,403	68,961	65,548	61,651	56,763
Divested	0	2,609	6,896	9,438	7,577

Total	73,403	71,570	72,444	71,089	64,340

N.B:	-	MIC has reclassified its operation in Mauritius to MIC Africa from Sanbao Telecom and has restated all prior periods to reflect this change
	-	MIC has discontinued consolidating El Salvador on a proportional basis with effect from May 2001